

Mail Stop 4561

February 20, 2018

Mark P. Mader
Chief Executive Officer
Smartsheet Inc.
10500 NE 8th Street, Suite 1300
Bellevue, WA 98004

> **Re:** **Smartsheet Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 5, 2018**
> **CIK No. 0001366561**

Dear Mr. Mader:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. In response to prior comment 2, you state in the response letter that the company does not regularly monitor the number of paid users and the total and average number of paid users utilizing the Business and Enterprise product page. You further state in the letter that the company does not use these metrics to monitor the company's business because the number of paying users and free collaborators per customer ranges widely. Please disclose these facts in the prospectus. Explain how management uses the information about paid users and why this metric is useful to your investors. Investors should understand how it is relates to the company's results of operations and future plans. In this regard, provide an analysis of how changes in the metric correspond with changes in revenues for the periods presented. Provide disaggregated user information on a domain and individual basis if necessary to understand the changes.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies and Services

cc: James D. Evans, Esq.
        Fenwick & West LLP